82-1824

REDCORP

NEWS RELEASE

...ary 11, 2002 | Release 02-02

NEW HIGH-GRADE GOLD PROPERTY ACQUIRED

Redcorp Ventures Ltd. is pleased to announce that it has acquired a 100% interest in the Hawk gold-copper property located in the Omineca mountains of north central British Columbia. The Hawk property covers several high-grade gold quartz veins and a large zone of disseminated copper mineralization. Local infrastructure development and access to the property are excellent.

The gold mineralization was discovered by Cyprus (Gold) Canada in 1990 and has seen only limited work since then. Initial surface sampling by Cyprus returned **96.0 gpt gold over a 3.0 meter width,** and a subsequent short drill program (8 holes) intersected 19.9 gpt gold over 1.5 meters and 9.3 gpt gold over 2.8 meters down dip of the surface sampling. This high-grade shoot remains open. Although several other veins have provided samples grading in excess of 30 gpt, this is the only one to have been drilled.

The property was also explored by Amoco Canada in 1974 for alkalic copper-gold porphyry deposits similar to the Lorraine deposit located 20 kilometers to the southeast. Amoco drilled four holes, with the best intersections obtained being 36.2 meters of 0.39% copper, 15.2 meters of 0.76% copper and 20.9 meters of 0.27% copper. Amoco did not assay for gold content and no subsequent work has been conducted on this zone.

The claims are accessible by road from Mackenzie or Fort St. James, and logging is taking place within the property boundaries. The Omineca Mine Road and the 230 kV Kemess power line are 30 kilometers by road east of the property and the BC Rail line is 50 kilometers west of the property.

The Hawk Property is comprised of 76 claim units totaling 1,900 hectares. Four claims, comprising seventy-four units, were staked and are 100% owned by Redcorp, while the remaining two units were acquired through an agreement with the owners, subject to regulatory approval. Under the terms of this agreement, Redcorp has acquired a 100% interest in the two claims, subject to a 2% NSR (only on these two units), by issuing 30,000 shares and providing advance royalty payments of $3,000 per year.

Redcorp is currently acquiring and compiling all available property data in conjunction with planning a focused exploration program which will be designed to evaluate the extent of the known mineralization and to search for additional mineralized zones on the property.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

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ON BEHALF OF THE BOARD OF DIRECTORS
OF REDCORP VENTURES LTD.

Terence Chandler, President & C.E.O.

REDCORP VENTURES LTD.

Box 40, Suite 900, 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: 604 669 4775 • Fax: 604 669 5330